Inland Residential Properties Trust, Inc.

A Multifamily Residential REIT

Creative. Well-Structured. Differentiated Products.

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Recommendation to Reject the Unsolicited Offer to Sell Your Clients' Shares to MacKenzie

If your clients are considering selling their shares to MacKenzie, please read the information below:

Dear Financial Advisor Partner,

Your clients will be receiving or may have already received correspondence from MacKenzie[1] relating to an unsolicited tender offer to purchase your clients' shares of Inland Residential Properties Trust, Inc. (Inland Residential) at a price of $11.39 per Class A share, which is approximately **29% less than the most recent $16.06 estimated net asset value (NAV) per Class A share**.[2] MacKenzie is not affiliated with Inland Residential, and we believe its sole reason for the tender is to profit at your clients' expense. **The board of directors of Inland Residential unanimously recommends that your clients REJECT the offer** because it is for a considerably lower price than the projected distributions that we anticipate making to stockholders as a result of Inland Residential's plan of liquidation.

Please read the stockholder letter and the Schedule 14D-9 filed with the Securities and Exchange Commission, links to which are provided below, for the factors considered by the board of directors of Inland Residential in evaluating the tender offer.

View Stockholder Letter

View 14-D9 SEC Filing

[1]The purchasers consist of MPF Blue Ridge Fund II, LLC, MacKenzie Blue Ridge Fund III, LP, MacKenzie Badger Acquisition Co. 4, LLC, MacKenzie Northstar Fund 3, LP; SCM Special Fund 3, LP; and MacKenzie Capital Management, LP (collectively, MacKenzie).

[2]Please see Inland Residential's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2019 for a complete discussion of the methodologies, assumptions and limitations used to determine the estimated NAV per Class A share.

Questions?

For additional information, please contact your Inland sales representative or call Inland Investor Services at 800.826.8228.